October 8, 2021

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Re:	Mainz Biomed B.V.

Registration Statement on Form S-1

IFiled August 3, 2021

File No. 377-05301

We submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form F-1 confidentially submitted to the Commission on August 3, 2021, as amended on September 3, 2021, and publicly filed on October 8, 2021 (the “Registration Statement”). Set forth below is the supplemental response of Mainz Biomed B.V. (the “Company”) to Comment No. 11 in the letter from the staff of the Division of Corporation Finance (the “Staff”) dated August 25, 2021.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates, page 50

11.	You disclose on page II-2 that you issued 200,000 ordinary shares to your Chief Executive Officer. Revise your MD&A to discuss this issuance as well as any other equity issuances for compensation. Revise your MD&A as well as your footnotes to disclose how you accounted for these shares, including how you determined the value of the shares. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

We note your comment. In connection with the comment, we set out below our response on (a) how the preliminary price range of the ordinary shares in the IPO was estimated, (b) the calculation of fair value for equity grants as compensation and (c) the differences between the fair value determined for the equity grants and the estimated preliminary price range.

Preliminary IPO Price Range

To assist in our evaluation of stock compensation disclosure, we note that we currently estimate a price range of $4.00 to $6.00 per share (the “Price Range”) in the initial public offering of our ordinary shares, resulting in a midpoint of the Price Range of $5.00 per share. We have included the Price Range in the public filing of the Registration Statement.

As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among our management, the Underwriter and their respective advisors. During these discussions regarding the Price Range, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of other recently completed public offerings and evaluating those issuers’ respective stages of development as compared to us, the current valuations of other comparable public companies and recent market conditions.

Fair Value of Equity Grants

To date, we have made only one equity issuance for compensation to our employees or consultants, which was the July 2021 grant of 200,000 ordinary shares to our Chief Executive Officer (the “July 2021 Grant”). As there was no public market for our ordinary shares on the date of the grant, our management determined the fair value of our ordinary shares on the date of the July 2021 Grant to be $0.283 based on several factors, including:

●	that our last equity sale prior to the July 2021 Grant occurred on April 26, 2021. That equity sale was agreed to by us and unrelated third-parties in arm’s length transactions and consisted of the sale of units consisting of (i) one ordinary share and (ii) one warrant to purchase an ordinary share. The purchase price for each unit was $0.30. As mentioned in Note 4 to the Company’s unaudited financial statements for the period from March 8, 2021 (inception) to June 30, 2021 (the “Interim Financial Statements”), the Company has valued all 2,150,000 warrants issued in that period at $36,550, or $0.017 per warrant. The per share value of the shares in the units in the April 26, 2021 placement of $0.283 is equal to the $0.30 per unit price less the $0.017 per warrant value;

●	pursuant to our discussion with the Underwriter and as disclosed in the Amended F-1, the recipient of the July 2021 Grant will be required to enter into a lock-up agreements that will prohibit him from selling the ordinary shares from the July 2021 Grant for twelve months after the proposed initial public offering; and

●	the ordinary shares in the July 2021 Grant bore a significant liquidity risk as (i) at the time of the July 2021 Grant as there was no public market for our Ordinary Shares, (ii) there is no guarantee that there ever will be a public market for our ordinary shares, let alone one with significant volume or stability, (iii) 50,000 of the ordinary shares in the grant will not vest until one year after the proposed initial public offering and 50,000 of such ordinary shares in the grant will not vest until two years after the proposed initial public offering and (iv) if the CEO remains an affiliate of the Company and such shares are to be sold pursuant to the safe harbor exemption from registration under the Securities Act of 1933, as amended, provided by Rule 144 promulgated thereunder, such resales will be subject to the volume limitations of such exemption.

We note that for stock-based compensation accounting purposes, we intend to use the final per share price in the initial public offering, once known, to value any additional stock option grants or ordinary shares granted as compensation granted hereafter until the time that there is a public market for our ordinary shares.

Difference between Fair Value of Equity Grants Leading up to the IPO and Estimated Offering Price

We believe that the difference between the fair value of our ordinary shares on the date of the July 2021 Grant and $5.00, the mid-point of the preliminary Price Range, is the result of several factors:

●	the July 2021 Grant was made prior to the merger of Mainz Biomed B.V. and PharmGenomics GmbH, and the fair value of the ordinary shares reflects the risk that such merger might never occur and the equity issuance will remain in an entity without significant assets or operations;

●	the anticipated Price Range necessarily assumes that the IPO has occurred and that a public market for our ordinary shares has been created and, therefore, excludes any discount for lack of marketability of our ordinary shares, which was appropriately taken into account in our determination of the fair value in all prior valuations;

●	the anticipated Price Range reflects the assumed substantial increase in our cash position after receiving the net proceeds from the IPO;

●	the anticipated Price Range reflects our anticipated improved ability to raise equity and debt capital going forward and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly-traded company; and

●	the anticipated Price Range reflects an expected increased attractiveness of our equity as a currency to raise capital, compensate employees and for other strategic transactions.

The Company has disclosed the valuation of the July 2021 Grant in Note 6 to the Interim Financial Statements included in the Registration Statement. As the July 2021 Grant occurred subsequent to the periods covered in the MD&A included in the Registration Statement, the July 2021 Grant is not discussed in the MD&A.

In addition to the above response to your comment, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment No. 1, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to Amendment No. 1 or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Guido Baechler
Guido Baechler
Chief Executive Officer